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04002620

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39753

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ecoban Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

805 Third Avenue 10th Floor
(No. and Street)

New York, NY 10022-7513
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen DeGot 212-805-8300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farkouh, Furman & Faccio
(Name – *if individual, state last, first, middle name*)

460 Park Avenue New York, NY 10022
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ECOBAN SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF ECOBAN FINANCE LIMITED LLC)
Table of Contents

AFFIRMATION

We, Stephen P. de Got and William P. Fleming, affirm that to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Ecoban Securities Corporation for the year ended December 31, 2003 are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Stephen P. de Got 2/24/04
Stephen P. de Got Date
President & General Securities Principal

William P. Fleming 2/24/04
William P. Fleming Date
Financial & Operations Principal

State of New York)
)ss.:
County of New York)

I, Alexandra P. Zagorskaya, a Notary Public of the State of New York, hereby affirm that on this 24th of February, 2004 before me personally came Stephen P. de Got and William P. Fleming to me personally known, who by me duly sworn, did depose and say that they Executed the forgoing instrument.

A. Zagorskaya
Notary Public
ALEXANDRA P. ZAGORSKAYA
Notary Public, State of New York
No. 01ZA6063320
Qualified in New York County
Commission Expires Aug. 27 2006

ECOBAN SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF ECOBAN FINANCE LIMITED LLC)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES
AS AT DECEMBER 31, 2003
AND
INDEPENDENT AUDITOR'S REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
as a public document.

FARKOUH, FURMAN & FACCIO

FARKOUH, FURMAN & FACCIO
CERTIFIED PUBLIC ACCOUNTANTS

460 PARK AVENUE
NEW YORK, NEW YORK 10022

(212) 245-5900

INDEPENDENT AUDITOR'S REPORT

The Board of Directors of
Ecoban Securities Corporation:

We have audited the statement of financial condition of Ecoban Securities Corporation, a wholly-owned subsidiary of Ecoban Finance Limited, LLC, as of December 31, 2003 and the related statements of operations, stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ecoban Securities Corporation at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The supplemental schedules (g), (h) and (i) listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Farkouh, Furman & Faccio
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
January 13, 2004

ECOBAN SECURITIES CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF ECOBAN FINANCE LIMITED LLC)
STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$160,947
Due from parent	151,550
Prepaid expenses and other assets	1,553
	$314,050

LIABILITIES

Accrued expenses and taxes	$ 12,468

STOCKHOLDER'S EQUITY

Common stock - $1 par value, 1,000 shares authorized, 103 shares issued and outstanding	103
Additional paid-in capital	378,932
Accumulated (deficit) (see statement attached)	(77,453)
	301,582
	$314,050

The notes to financial statements
are made a part hereof.

ECOBAN SECURITIES CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF ECOBAN FINANCE LIMITED LLC)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES:	
Fees and commissions	$24,000
EXPENSES:	
Compensation and benefits	10,500
Other operating expenses	24,582
Regulatory fees	2,377
	37,459
(Loss) before income taxes	(13,459)
Provision for income taxes	905
NET (LOSS) - TO STATEMENT OF STOCKHOLDER'S EQUITY	$ (14,364)

The notes to financial statements
are made a part hereof.

FARKOUH, FURMAN & FACCIO

ECOBAN SECURITIES CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF ECOBAN FINANCE LIMITED LLC)
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT	TOTAL
BALANCE, JANUARY 1, 2003....................	$ 103	$ 378,932	$ (63,089)	$ 315,946
NET (LOSS) - (STATEMENT ATTACHED)....			(14,364)	(14,364)
BALANCE, DECEMBER 31, 2003...............	$ 103	$ 378,932	$ (77,453)	$ 301,582

The notes to financial statements are made a part hereof.

FARKOUH, FURMAN & FACCIO

ECOBAN SECURITIES CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF ECOBAN FINANCE LIMITED LLC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net (loss)	$ (14,364)
Adjustments to reconcile net (loss) to net cash (used) for operating activities:	
Decrease in due from parent	22,850
Decrease in prepaid expenses and other assets	178
(Decrease) in accrued expenses and taxes	(10,012)
NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,348)
Cash and cash equivalents - January 1, 2003	162,295
CASH AND CASH EQUIVALENTS - DECEMBER 31, 2003	$ 160,947

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid for income taxes	$ 1,962

The notes to financial statements
are made a part hereof.

ORGANIZATION:

Ecoban Securities Corporation, (a wholly-owned subsidiary of Ecoban Finance Limited LLC) the "Company", is registered as a broker and dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and the National Association of Securities Dealers. The Company operates primarily as the exclusive agent for its parent to sell debt securities owned by them. In addition, the Company may, from time to time, purchase and sell debt and equity securities, for other purposes. All trading activity and transactions during the year were consummated for the benefit of its parent. The Company conducts operations exclusively in New York.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF ACCOUNTING – The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

CASH AND CASH EQUIVALENTS – Interest-bearing deposits with maturities at acquisition of 30 days or less are considered cash equivalents. Included in cash and cash equivalents is a segregated cash account pursuant to federal regulations with a balance of $2,311.

FEES AND COMMISSIONS – Fees are accrued as earned and commissions are earned and recorded on a trade-date basis.

ESTIMATES:

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Continued)

ECOBAN SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF ECOBAN FINANCE LIMITED LLC)

NOTES TO FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2003

NET CAPITAL AND RESERVE REQUIREMENTS:

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $148,479 which was $48,479 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .084 to 1.

RELATED PARTY TRANSACTIONS:

The Company charged fees and commissions to its parent based on the number of trades executed by the Company on its parents behalf and was charged by its parent for personnel, administrative services, and rent. Fees and commissions earned from the parent were $24,000, which represents 100% of the Company's revenue. Amounts charged by the parent for personnel and administrative services of $20,470 have been expensed in the accompanying statement of operations. Rent expense of $1,800 was charged by the parent, who holds the lease agreement for the shared space.

INCOME TAXES:

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes".

The Company incurred a current year loss and will receive a tax benefit to the extent that any losses carried forward can be used to offset future income generated by the Company within the federal 20-year carryover period.

(Continued)

INCOME TAXES
(Continued):

SFAS No. 109 requires that the Company record deferred income taxes to recognize the tax effects of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. At December 31, 2003, such temporary differences resulted from net operating loss carry forwards totaling approximately $62,000 that may be offset against future income through 2023. However, no tax benefit has been recorded in the 2003 financial statements-because the Company believes there is at least a 50% chance that the carryforward will expire unused. Accordingly, the approximate $18,600 tax benefit of the carryforward loss has been offset by a valuation allowance of the same amount. As time passes, management will be able to better assess the amount of tax benefit it will realize from using the carryforward. The expected tax benefit of approximately $4,300 that would result from applying federal statutory tax rates to the pretax loss of $14,364 differs from amounts reported in the financial statements because of the $4,300 increase in the valuation allowance.

The provision for income taxes of $905 for the year ended December 31, 2003 represents state and local taxes.

FAIR VALUE ACCOUNTING:

Substantially all of the Company's assets and liabilities are carried at amounts, which approximate fair value.

CASH:

During the course of the year ended December 31, 2003, the bank balances on occasion were in excess of the FDIC insurance limit of $100,000. At December 31, 2003, the Company's uninsured cash balance was $61,747.

ECOBAN SECURITIES CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF ECOBAN FINANCE LIMITED LLC)
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS AT DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$ 301,582
Less unallowed assets	153,103
Net capital	$ 148,479

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Total liabilities which represent aggregate indebtedness	$ 12,468
Minimum capital required (the greater of $100,000 or 6-2/3% of aggregate indebtedness)	$ 100,000
Capital in excess of minimum requirements	$ 48,479
Ratio of aggregate indebtedness to net capital	0.0840

NOTE: There are no differences between the amounts presented above and the amounts as reported in the Company's unaudited FOCUS Report as of December 31, 2003.

ECOBAN SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF ECOBAN FINANCE LIMITED LLC)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
AS AT DECEMBER 31, 2003

The Company claims a (k)(2)(i) exemption of Rule 15(c)3-1 and is not permitted to hold customer securities nor is it required to compute reserve requirements. The Company is in compliance with the conditions of its exemption.

FARKOUH, FURMAN & FACCIO
CERTIFIED PUBLIC ACCOUNTANTS

460 PARK AVENUE
NEW YORK, NEW YORK 10022

(212) 245-5900

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To The Board of Directors
Ecoban Securities Corporation:

In planning and performing our audit of the financial statements and supplementary information of Ecoban Securities Corporation (the "Company) for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Our opinion recognizes that it is not practical in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on the surveillance by management. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

Our opinion recognizes that it is not practicable in a company the size of Ecoban Securities Corporation to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Farkouh, Furman & Faccio

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
January 13, 2004